Ryan Sansom

+1 617 937 2335

rsansom@cooley.com

June 28, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford and Laura Crotty

Re:    biote Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 22, 2022

File No. 333-265714

Dear Mr. Crawford and Ms. Crotty:

On behalf of our client, biote Corp. (“Biote” or the “Company”), we are providing this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2022 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 22, 2022 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the disclosures in the Registration Statement and is publicly filing via EDGAR an Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No.1 to Registration Statement on Form S-1 filed June 22, 2022

Prospectus Summary

The Offering, page 6

1.

Where you discuss here that the exercise of warrants is likely dependent upon the trading price of your common stock, revise to include the current market price of your common stock. Likewise, disclose the current market price of your common stock where you discuss the exercise of warrants on page 47 of Risk Factors, page 53 of Use of Proceeds, and page 107 of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover and pages 6, 48, 54, 107 and 154 of the Amended Registration Statement.

Cooley LLP    500 Boylston Street,  14th Floor    Boston, MA    02116-3736

t: (617) 937-2300  f: (617) 937-2400  cooley.com

Securities and Exchange Commission

June 28, 2022

Risk Factors

Risks Related to Ownership of Our Securities, page 45

2.

Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Disclose that even though the current trading price is significantly below the SPAC IPO price, the Sponsor and holders of the Founder Shares have an incentive to sell shares of your common stock because they purchased the shares at prices lower than the public investors or the current trading price of shares. Also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 46-47 of the Amended Registration Statement.

General

3.

Please revise your disclosure, where appropriate, to clarify that while the Sponsor and other holders of the Founder Shares may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover and pages 46 and 106 of the Amended Registration Statement.

4.

Please revise to update your disclosures throughout the filing to reflect the completion of the business combination and related redemptions. For example, on page 97 you reference potential changes in Biote’s future reported financial position and results based on an estimated increase in cash based on either the maximum redemption scenario or no shareholder redemptions. Because the redemptions have now occurred, this disclosure should be revised to reflect the 96.1% redemption rate and the actual impact on liquidity and capital resources as of the date of the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 41, 98, 121 to 126 and 149 of the Amended Registration Statement.

5.

Where you discuss the fact that this offering involves the potential sale of a substantial portion of shares for resale and how such sales could impact the market price of the company’s common stock, please revise your disclosure to highlight the fact that Dr. Gary Donovitz, a beneficial owner of 69% of your outstanding shares, will be able to sell all of such shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in footnote 4 of the Principal Securityholders table on page 134 to clarify that Dr. Gary Donovitz’s ex-wife, Marci Donovitz, as trustee of the Donovitz Family Irrevocalbe Trust, is the beneficial owner of the other 34.5% of the Company’s outstanding shares, while Dr. Gary Donovitz is a beneficial owner of the other 34.5% of the Company’s outstanding shares. Dr. Gary Donovitz and Ms. Marci Donovitz do not have shared beneficial ownership of any such shares. Further, the Company has revised its disclosure to reflect that two of the members of BioTE Holdings, LLC, upon exercise of their Exchange Rights, will be able to sell all of such shares for so long as the registration statement of which the prospectus forms a part is available for use on the cover and pages 44 and 107.

Cooley LLP    500 Boylston Street,  14th Floor    Boston, MA    02116-3736

t: (617) 937-2300  f: (617) 937-2400  cooley.com

Securities and Exchange Commission

June 28, 2022

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (617) 937-2335.

Sincerely,

/s/ Ryan Sansom

Ryan Sansom

Cooley, LLP

cc:          Teresa S. Weber, Chief Executive Officer of the Company

Robbin Gibbins, Chief Financial Officer of the Company

Marybeth Conlon, General Counsel of the Company

Peter Byrne, Partner at Cooley, LLP

Cooley LLP    500 Boylston Street,  14th Floor    Boston, MA    02116-3736

t: (617) 937-2300  f: (617) 937-2400  cooley.com